SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Augme Technologies, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.0001 per share
(Title of Class of Securities)

051057107
(CUSIP Number of Class of Securities (Underlying Common Stock))

Ivan Braiker
Augme Technologies, Inc.
4400 Carillon Point
Kirkland, Washington 98033
(855) 423-5433
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Kevin Friedmann, Esq.
Richardson & Patel LLP
The Chrysler Building
405 Lexington Ave, 49th Floor
New York, New York 10174
(212) 561-5559

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$158,550	$21.63

* Estimated solely for the purpose of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Issuer common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 5,881,549 shares of Issuer common stock and have an aggregate value of $158,550 as of July 31, 2013, calculated based on a Black-Scholes option pricing model derived from a price per share of Issuer common stock of $0.32, the closing price of the Issuer’s common stock as reported on the OTCBB on July 31, 2013.
** The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.00013640.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Options for Replacement Options, dated August 2, 2013 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. Augme Technologies, Inc., a Delaware corporation (“Augme” or the “Company”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 4400 Carillon Point, Kirkland, WA  98033, and the telephone number of its principal executive offices is (855) 423-5433. On July 25, 2013 the Company’s shareholders approved a name change of the Company to Hipcricket, Inc. Upon effectiveness of the name change all references in the Offer Documents (as defined below) to the “Company,” “Augme,” “our,” “us,” or “we” will refer to Hipcricket Inc., the subject company.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to eligible employees and directors (“Eligible Participants”) to exchange certain outstanding options to purchase shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), granted under the Augme Technologies, Inc. Incentive Stock Option Plan, as amended (the “2010 Plan”) to current employees and certain current directors and officers of the Company and issued pursuant to three stock option agreements dated June 8, 2010, June 8, 2010 and June 24, 2010, representing options to purchase an aggregate of 417,000 shares of Common Stock registered pursuant to a Form S-8 registration statement filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2010 (the “Eligible Options”) for new, replacement stock options (the “Replacement Options”) to be issued under the 2010 Plan (the “Option Exchange”). The Company is making the Offer upon the terms and subject to the conditions set forth in the Offer to Exchange and the related Terms of Election, attached hereto as Exhibit (a)(1)(B) (the “Terms of Election” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer Documents”). Each Eligible Participant who elects to exchange Eligible Options pursuant to the Option Exchange must properly deliver a valid election and agree to the Terms of Election. As of May 31, 2013, options to purchase an aggregate of approximately 11,600,000 shares of the Company’s Common Stock were outstanding under the 2010 Plan, of which options to purchase an aggregate of 5,881,549 shares of the Company’s Common Stock are Eligible Options.

The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “This Offer – Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under “This Offer – Section 7 (Price Range of Common Stock Underlying the Options; Dividends)” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Withdrawal Rights),” “Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” “Section 6 (Conditions of this Offer),” “Section 7 (Price Range of Common Stock Underlying the Options; Dividends),” “Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” “Section 9 (Information Concerning Augme),” “Section 11 (Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of Offer; Termination; Amendment)” is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference. The terms and conditions of the 2010 Plan are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 11 (Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” and “This Offer – Section 15 (Fees and Expenses)” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 6 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

(c) Securities Transactions. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning Augme)” and “This Offer – Section 16 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended February 28, 2013, filed with the SEC on May 24, 2013, including the financial information set forth in Item 8 – Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2013, filed with the SEC on July 10, 2013, including the financial information set forth in Item 1 –Financial Statements of our Quarterly Report on Form 10-Q are incorporated herein by reference. Our Annual Report on Form 10-K and Quarterly Report on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements, and Legal Proceedings. The information set forth in the Offer to Exchange under “Risk Factors,” “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities),” and “This Offer – Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits. The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGME TECHNOLOGIES, INC.

By:	/s/ Ivan E. Braiker
Name: Title:	Ivan E. Braiker Chief Executive Officer and Director

Date:	August 2, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Replacement Options, dated as of August 2, 2013

(a)(1)(B)	Terms of Election

(a)(1)(C)	Form of Election Form

(a)(1)(D)	Form of Withdrawal Form

(a)(1)(E)	Form of Individual Summary of Eligible Options

(a)(1)(F)	Frequently Asked Questions

(a)(1)(G)	Email to option holders who may be eligible to participate in the Exchange Offer

(a)(1)(H)	Form of Notice Confirming Receipt of Election Form

(a)(1)(I)	Form of Notice Confirming Receipt of Withdrawal Form

(d)(A)	Augme Technologies, Inc. 2010 Incentive Stock Option Plan

(d)(B)	Form of Replacement Option Award Agreement